Monthly Report - December, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,759,529       25,845,694
Change in unrealized gain (loss) on open          (3,783,853)      (8,095,338)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0          (4,782)
      obligations
   Change in unrealized gain (loss) from U.S.        (18,100)        (141,582)
      Treasury obligations
Interest Income 			              203,545        1,749,537
Foreign exchange gain (loss) on margin deposits       125,846          934,077
				                 ------------    -------------
Total: Income 				              286,967       20,287,606

Expenses:
   Brokerage commissions 		              926,996       11,717,031
   Management fee 			               47,179          541,502
   20.0% New Trading Profit Share 	             (19,550)          308,026
   Custody fees 		       	                9,324           40,690
   Administrative expense 	       	              352,365        1,440,217
					         ------------    -------------
Total: Expenses 		                    1,316,314       14,047,466
Net Income(Loss)			   $      (1,029,347)        6,240,140
for December, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (167,856.966    $     4,772,015    211,023,764    215,795,779
units) at November 30, 2017
Addition of 		 	          2,673      1,574,501      1,577,174
967.343 units on December 1, 2017
Redemption of 		 	    (1,029,079)    (3,468,963)    (4,498,042)
(3,607.888) units on  December 31, 2017*
Net Income (Loss)               $       (2,994)    (1,026,353)    (1,029,347)
for December, 2017
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2017
(165,269.113 units inclusive
of 52.692 additional units) 	      3,742,615    208,102,949    211,845,564
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2017 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (0.58)% 	   1.85%  $    1,218.29	  142,552.805 $   173,670,458
Series 2     (0.15)% 	   5.31%  $    1,627.18	   19,430.096 $    31,616,309
Series 3     (0.06)% 	   8.53%  $    1,995.85	    3,286.212 $     6,558,797

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					January 16, 2018
Dear Investor:

Gains from long equity, energy and metals futures positions and short grain trades were outweighed by losses from trading interest rate futures and currency forwards.

An extension of the OPEC/non-OPEC production curtailment agreement through the end of 2018; persistent declines in global oil inventories back toward the five-year average levels that OPEC is targeting; and increasingly solid global demand growth underpinned sharp crude oil price increases. Energy supply disruptions in the North Sea, Austria and Libya also helped boost prices. Consequently, long positions in crude oil, heating oil, London gas oil, and RBOB gasoline were profitable. A short natural gas trade was also marginally positive.

Strong global growth, increased demand from the nascent battery and electric vehicle industries, and the shutdown of some metal production capacity in China due to pollution concerns led to rising prices of industrial metals. Long copper, nickel and zinc positions were profitable. On the other hand, short gold and silver positions produced partially offsetting losses.

Strong global growth, expanding corporate profits and passage of the business friendly tax plan in the U.S. supported global equity markets. And, while global monetary policy remained accommodative, indications that the level of accommodation would be scaled back weighed on sentiment periodically. Still, long positions in British, Japanese, Korean and Canadian equity indices were profitable, as was a short vix position. Conversely, a long Euro Stoxx 50 index trade produced a fractional loss.

Short corn, wheat and soybean trades were each slightly profitable.

Another interest rate increase by the Federal Reserve, the ECB decision to scale back its QE purchase program beginning in January 2018, and actions by the PBOC to scale back economy wide leverage in China prompted some increase in note and bond yields globally. As a result long positions in German, French, Italian, Australian and Canadian note and bond futures were unprofitable, as was trading of U.S. note and bond futures. Elsewhere, a short Eurodollar futures position was slightly profitable, as was a long U.K. gilt futures trade.

The gains in energy and metal prices in December led to gains in commodity related currencies too, and short positions in the Aussie dollar, New Zealand dollar, Canadian dollar, Chilean peso and South African rand versus the U.S. dollar posted losses. The U.S. dollar weakened more generally late in December, and long dollar positions relative to the euro, Swiss franc, Swedish krona, Norwegian krone, Polish zloty and Turkish lira were unprofitable. Finally, long euro trades against the Swedish, Norwegian and Turkish currencies were also unprofitable.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman